news release

ArcelorMittal to proceed with spin-off of stainless steel business

Luxembourg, 8 December 2010 - Further to the announcement on 28 July 2010, the Board of ArcelorMittal confirms that it has concluded the assessment of a potential spin-off of the stainless steel business. Based on this assessment, the Board has decided to proceed with the spin-off of the stainless steel business which it believes will maximise value for shareholders. Subject to shareholder approval, shares in the stainless steel business will be distributed to shareholders in the first quarter of 2011.

Shareholders will receive one stainless steel business share for every twenty ArcelorMittal shares held on the record date. Stainless steel business shares will be listed on Euronext Paris, Amsterdam and in Luxembourg. In the United States, they will trade on the over-the-counter market in the form of NY Registry Shares. A prospectus describing the stainless steel business and transaction will be published later this month.

The spinoff is expected to result in a non-cash impairment charge of approximately $ 800 million as the stainless steel business will be accounted for in accordance with IFRS 5 applicable to assets held for distribution. The final impairment charge will be assessed by ArcelorMittal and reviewed by its auditors as at year end. Currency fluctuations and change in working capital are the main factors that between now and year end may influence the final impairment amount. No such impairment charge would be expected had the stainless steel segment remained in the scope of activities of ArcelorMittal.

Following the spin-off, the stainless steel business will have approximately $1bn of net financial debt which will comprise a combination of existing ArcelorMittal debt transferring with the stainless steel business and new debt raised by this business. As a result, the transaction is expected to be broadly neutral to ArcelorMittal’s net debt to EBITDA leverage ratio.

The Stainless steel business shares have not been and will not be registered with the US Securities and Exchange Commission or listed on any national securities exchange in the United States.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words “will,” “believe,” “expect” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.